UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 7)

JDA Software Group, Inc.

(Name of Subject Company)

JDA Software Group, Inc.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

46612K108

(CUSIP Number of Class of Securities)

Hamish N. Brewer

President and Chief Executive Officer

JDA Software Group, Inc.

14400 North 87th Street

Scottsdale, Arizona 85260

(480) 308-3000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Steven D. Pidgeon, Esq.

DLA Piper LLP (US)

2525 East Camelback Road, Suite 1000

Phoenix, Arizona 85016

(480) 606-5124

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 7 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by JDA Software Group, Inc., a Delaware corporation (the “Company”), on November 15, 2012, and amended on November 15, 2012, November 21, 2012, November 23, 2012, November 29, 2012, November 30, 2012 and December 3, 2012. The Statement relates to the cash tender offer by RP Holding, L.L.C., a Delaware limited liability company, RP Crown Holding, LLC, a Delaware limited liability company, RP Crown Parent, LLC, a Delaware limited liability company, RP Crown Acquisition Sub, LLC, a Delaware limited liability company, New Mountain Partners III, L.P, a Delaware limited partnership, RedPrairie Holding, Inc., a Delaware corporation, and New Mountain Capital, L.L.C (collectively, the “Offeror”) to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company at a purchase price of $45.00 per Share, net to the sellers in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 2012, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by the Offeror with the SEC on November 15, 2012, and amended on November 20, 2012, November 21, 2012, November 23, 2012, November 29, 2012 and December 3, 2012.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3, “Past Contacts, Transactions, Negotiations and Agreements,” is hereby amended and supplemented by:

Inserting after the last paragraph under the heading “Confidentiality Agreement” on page 5 of the Statement the following new paragraph:

“In connection with pursuing a sale of the Company, the Company entered into confidentiality agreements with the other potential buyers identified in Item 4, “The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for Recommendation—Background of the Merger Agreement” as having entered into a confidentiality agreement with the Company (Strategic Party B, Strategic/Financial Party A, Financial Party A, Financial Party B, Financial Party C, Financial Party D, Financial Party E and Financial Party G), each of which contained “standstill” provisions substantially similar to those contained in the Confidentiality Agreement. The “standstill” provisions contained in the confidentiality agreements with such other potential buyers, other than the “standstill” provision contained in the confidentiality agreement with Financial Party E, either terminated or expressly allowed such party to make proposals to the Company regarding a transaction to acquire the Company upon execution of the Merger Agreement. The confidentiality agreement with Financial Party E did not contain such a provision because Financial Party E did not request it during negotiations of the confidentiality agreement entered into in connection with the sale process.”

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by:

Replacing the second and third paragraphs on page 18 under the heading “Background of the Merger Agreement; Reasons for Recommendation—Background of the Merger Agreement” of the Statement with the following:

“On November 8, 2011, RHI and the Company executed a confidentiality agreement with respect to information that might be exchanged in contemplation of a possible acquisition of RHI by the Company. RHI and the Company both operate in the same business sector.

On November 15, 2011, Mr. Alok Singh, Chairman of the Board of RHI and a Managing Director of NMC, the manager of the investment fund that is the majority owner of RHI, together with other representatives of RHI and NMC (referred to collectively as NMC/RHI), met with Mr. Hamish Brewer, President and Chief Executive Officer of the Company, and other representatives of the Company, to discuss the respective businesses of RHI and the Company and a potential acquisition of RHI by the Company. RHI thought that its business could be a good strategic fit with the Company’s business. Following that meeting and through early December 2011, further preliminary discussions concerning such an acquisition and exchanges of information occurred.”

Replacing the last sentence of the fourth paragraph on page 19 under the heading “Background of the Merger Agreement; Reasons for Recommendation—Background of the Merger Agreement” of the Statement with the following:

“That discussion also addressed the fact that several hedge funds had taken large positions in the Company’s stock and the potential implications of such investments, including the fact that one of these hedge funds communicated to the Company advocating that the Company pursue a sale transaction.”

Replacing the last sentence of the sixth paragraph on page 21 under the heading “Background of the Merger Agreement; Reasons for Recommendation—Background of the Merger Agreement” of the Statement with the following:

“The Board and senior management discussed that the updated five-year projections reflected higher revenue growth but lower adjusted EBITDA margins and discussed the reasons for those changes. Senior management explained that the higher revenue growth was primarily driven by an increase in maintenance and consulting services, but was partially offset by a reduction in license and cloud revenues. Senior management further explained that the lower margins resulted primarily from a reduction in assumed maintenance and consulting margins, an increase in research and development as a percentage of revenues and an increase in general and administrative expenses in the outer years of the plan.”

Inserting at the end of the last paragraph on page 23 under the heading “Background of the Merger Agreement; Reasons for Recommendation—Background of the Merger Agreement” of the Statement the following:

“Following that meeting, on October 4, 2012 the Company’s senior management shared with NMC/RHI an estimate of potential synergies that might be achieved as a result of a combination of the Company with RHI. Those synergies included an estimate of approximately $57 million per year in cost savings due to the potential elimination of duplicate functions (some of which would only be achieved after a transitional period). Senior management also identified potential synergy benefits that could result from cost savings associated with conforming RHI’s operating model, for example around product development, to the Company’s operating model, which required increased spending of an estimated approximately $12 million in 2013 and resulted in estimated cost benefits of approximately $20 million in 2014 and $88 million in 2015 and thereafter. The Company cautions investors that any estimate of potential synergies is inherently based on various assumptions and estimations that may not be realized, and that these estimates had been prepared by the Company without access to internal RHI financial data.”

Inserting the following sentence as the new second sentence of the second paragraph under the heading “J.P. Morgan Financial Analyses and Opinion—Trading Multiples Analysis” on page 40 of the Statement:

“J.P. Morgan used publicly available analyst information to obtain EBITDA for each of the Selected Companies but, as discussed below, with respect to the Company, used the Company’s adjusted EBITDA contained in the Projections.”

Replacing the prior second sentence of the second paragraph under the heading “J.P. Morgan Financial Analyses and Opinion—Trading Multiples Analysis” on page 40 of the Statement with the following:

“J.P. Morgan calculated a median EV/EBITDA Multiple of 9.3x and a median P/E Multiple of 14.6x for the Selected Companies based on the results of its analysis of the EV/EBITDA Multiple, which ranged from 6.6x to 12.7x, and the P/E Multiple, which ranged from 9.6x to 19.1x, for each of the Selected Companies.”

Replacing the table under the heading “J.P. Morgan Financial Analyses and Opinion—Selected Transactions Analysis” on page 40 of the Statement with the following:

Announcement Date	Target	Acquiror	Implied Enterprise Value ($mm)
August 2012	Deltek	Thoma Bravo	$1,032
May 2012	Ariba	SAP	4,397
December 2011	DemandTec	IBM	444
April 2011	Lawson	Infor & Golden Gate Capital	1,908
April 2011	Activant	Apax Partners	852
April 2011	Epicor	Apax Partners	977
May 2010	Sterling Commerce	IBM	1,400
November 2009	i2	JDA	385
July 2008	ILOG	IBM	266
December 2007	NSB	Epicor	288
May 2006	SSA Global	Infor & Golden Gate Capital	1,619
April 2006	Manugistics	JDA	247
January 2006	Datastream	Infor	157

Replacing the second sentence of the second paragraph under the heading “J.P. Morgan Financial Analyses and Opinion—Selected Transactions Analysis” on page 40 of the Statement with the following:

“Based on the results of this analysis and J.P. Morgan’s judgment and experience, J.P. Morgan calculated a representative Forward EBITDA Multiple range of 8.0x-11.5x.”

Inserting the following sentence after the second sentence of the paragraph under the heading “J.P. Morgan Financial Analyses and Opinion—Discounted Cash Flow Analysis” on page 41 of the Statement:

““Unlevered free cash flows” refers to a calculation of the future cash flows of an asset without including in such calculation any debt servicing costs or interest income from cash and cash equivalents.”

Replacing the paragraph below the first table under the heading “Certain Company Projections” on page 44 of the Statement with the following:

“Unlevered free cash flow estimates were derived by adjusting projections and estimates relating to the Company’s adjusted EBITDA, or adjusted earnings before interest, taxes, depreciation and amortization, to calculate the Company’s adjusted EBIAT, or adjusted earnings before interest and after taxes, which was further adjusted to add back depreciation and amortization and subtract stock-based compensation expense net of tax benefit, capital expenditures and changes in net working capital. For the calendar years 2012 through 2017, the unlevered free cash flow estimates were based on the projections and estimates included in the Company’s five-year Projections. For calendar years 2018 through 2021, the unlevered free cash flow estimates were based on extrapolations beyond the periods provided by the Company in the five-year Projections. The unlevered free cash flow estimates and the extrapolations used to calculate the unlevered free cash flow estimates for calendar years 2018 through 2021 were based entirely on projections and estimates prepared by the Company and were reviewed and approved by the Company’s Board and management for J.P. Morgan’s use in connection with its financial analysis and rendering its fairness opinion. J.P. Morgan did not prepare any independent forecasts or estimates. The unlevered free cash flow estimates are summarized below.”

Inserting the following table below the second table under the heading “Certain Company Projections” on page 44 of the Statement:

	Extrapolations (2018-2021)
FY 12/31	2018E	2019E	2020E	2021E
Unlevered Free Cash Flow (Non-GAAP) Extrapolations	$156	$163	$171	$178

Replacing the language inserted by Amendment No. 4 to the Statement filed by the Company with the SEC on November 29, 2012 (“Amendment No. 4”) after the second table under the heading “Certain Company Projections” on page 44 of the Statement with the following:

“Reconciliations of non-GAAP financial measures to the most directly comparable GAAP measures are provided below. The information contained in the unlevered free cash flow reconciliation for calendar years 2012 through 2017, adjusted net income, adjusted diluted earnings per share and adjusted EBITDA reconciliations was prepared by the Company. The information contained in the unlevered free cash flow reconciliation for calendar years 2018 through 2021 was based on extrapolations beyond the periods provided by the Company in the five-year Projections. The information contained in these reconciliations was made available to J.P. Morgan for its use in connection with the rendering of its opinion to the Board and performing its related financial analysis and, other than the information under the heading “Unlevered Free Cash Flow,” to the Offeror Group in connection with their due diligence review.”

Inserting the following table below the last table inserted by Amendment No. 4:

	Extrapolations (2018-2021)
FY 12/31	2018E	2019E	2020E	2021E
Revenue	$1,111	$1,175	$1,227	$1,264

Adjusted EBITDA	$309	$327	$342	$352
Less Depreciation and Amortization, plus Amortization of Intangibles and Acquired Software Technology, net	(41)	(45)	(49)	(52)

Adjusted EBIT	$268	$282	$293	$300
(Less): Taxes (1)	(79)	(87)	(91)	(94)

Adjusted EBIAT	$189	$195	$201	$206
Plus Depreciation and Amortization, less Amortization of Intangibles and Acquired Software Technology, net	41	45	49	52
(Less): Stock Based Compensation, net of Tax	(20)	(21)	(22)	(23)
(Less): Capital Expenditures	(48)	(51)	(53)	(55)
(Less): Change in Net Working Capital	(6)	(5)	(4)	(3)

Unlevered Free Cash Flow (Non-GAAP)	$156	$163	$171	$178

(1)	Non-GAAP tax effect calculated by using a 29.6% tax rate for 2018, a 30.9% tax rate for 2019, a 31.2% tax rate for 2020 and a 31.4% tax rate for 2021 (based on cash tax rate assumptions provided by the Company in mid-September 2012).

ITEM 8.	ADDITIONAL INFORMATION

Item 8, “Additional Information,” is hereby amended and supplemented by:

Inserting before the first paragraph under the heading “Litigation” on page 53 of the Statement the following new paragraph:

“On April 20, 2012, prior to the announcement of the entry into of the Merger Agreement, Beaver County Retirement Fund, a stockholder of the Company, commenced an action in the Delaware Court of Chancery (C.A. No. 7446-ML) seeking access to certain books and records of the Company pursuant to Section 220 of the Delaware General Corporation Law. On May 15, 2012, the Company filed a motion to dismiss the complaint for failure to state a claim upon which relief could be granted. To date, no briefing schedule on the Company’s motion to dismiss has been set by the Court of Chancery. At this time, the outcome of this case is uncertain, therefore, and no estimation can be made of an amount, if any, of potential loss, though the complaint seeks only access to information and not an award of damages.”

Inserting after the last paragraph under the heading “Litigation” on page 53 of the Statement the following new paragraphs:

“On December 7, 2012, counsel for the parties in In re JDA Software Group, Inc. Stockholder Litigation, C.A. No. 8049-VCN, which represents the previously consolidated Delaware actions of Neuman v. JDA Software Group, Inc. and New Jersey Building Laborers Annuity Fund v. JDA Software Group, Inc. (the “Consolidated Delaware Action”), and D’Agostino v. JDA Software Group, Inc., Case No. CV 2012-056375, in the Superior Court of the State of Arizona, Maricopa County, (the “Arizona Action”) entered into a Binding Memorandum of Understanding (the “Binding MOU”) in which they agreed on the terms of a settlement of the Consolidated Delaware Action. The proposed settlement is conditioned upon, among other things, final approval of the proposed settlement by the Court.

Pursuant to the terms of the Binding MOU, the Company has agreed to make certain supplemental disclosures related to the Transaction, all of which supplemental disclosures are set forth herein. In addition, in connection with the settlement and as provided in the Binding MOU, the parties contemplate that plaintiffs’ counsel will seek an award of attorneys’ fees and expenses as part of the settlement, and plaintiffs and the putative stockholder class will release defendants from any and all liability relating to the Transaction. Notwithstanding the Binding MOU, there can be no assurance that the Transaction will be consummated or that the Court will approve the settlement contemplated by the Binding MOU. In such event, the proposed settlement as contemplated by the Binding MOU may be terminated. The settlement will not affect the amount of the consideration that the Company’s stockholders are entitled to receive in the Transaction.

Defendants deny all liability with respect to the facts and claims alleged in the Consolidated Delaware Action and the Arizona Action and specifically deny that any breach of fiduciary duty occurred, or that any further disclosure is required to supplement this Statement or Schedule TO under any applicable rule, statute, regulation or law. However, to avoid the risk that the Consolidated Delaware Action and Arizona Action may delay or otherwise adversely affect the consummation of the Transaction, to minimize the expense and uncertainty of defending such action, and to provide additional information to our stockholders at a time and in a manner that would not cause any delay of the Transaction, defendants have agreed to the terms of the proposed settlement described above. The parties further considered it desirable that the Consolidated Delaware Action be settled and the Arizona Action dismissed with prejudice to avoid the expense, risk, inconvenience and distraction of continued litigation and to fully and finally resolve the settled claims. Plaintiffs in the Consolidated Delaware Action have agreed to stay the Consolidated Delaware Action and to stay and not to initiate any and all other proceedings other than those incident to the settlement itself, including without limitation the Arizona Action, pending final approval by the Court of Chancery of the State of Delaware of the settlement, and to dismiss the Consolidated Delaware Action with prejudice upon final approval by the court of the settlement of the Consolidated Delaware Action and to seek dismissal with prejudice of the Arizona Action no later than five business days after the date on which the order of the Court of Chancery of the State of Delaware approving the settlement becomes final and no longer subject to further appeal or review.

This summary does not purport to be complete and is qualified in its entirety by reference to the Binding MOU, which is filed as Exhibit (a)(5)(U) hereto and is incorporated by reference.”

ITEM 9.	EXHIBITS

Item 9, “Exhibits” is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description

(a)(5)(U)	Memorandum of Understanding, dated December 7, 2012 (incorporated by reference to Exhibit 99.1 to the JDA Software Group, Inc. Current Report on Form 8-K filed with the SEC on December 7, 2012).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

JDA SOFTWARE GROUP, INC.

By:	/s/ Peter S. Hathaway
	Name:	Peter S. Hathaway
	Title:	Executive Vice President and Chief Financial Officer

Dated: December 7, 2012